                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 1999


                          ROYAL CARIBBEAN CRUISES LTD.
- --------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
- --------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F  [X]                Form 40-F   [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes        [ ]                No          [X}

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               THIRD QUARTER 1999

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                                                                   PAGE
                                                                                                   ----
              Consolidated Statements of Operations
              for the Third Quarters and Nine Months                                                 1
              Ended September 30, 1999 and 1998

              Consolidated Balance Sheets as of
              September 30, 1999 and December 31, 1998                                               2

              Consolidated Statements of Cash
              Flows for the Nine Months Ended
              September 30, 1999 and 1998                                                            3

              Notes to the Consolidated Financial Statements                                         4

              Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations                                                                  7


                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (unaudited, in thousands, except per share amounts)


                                                            Third Quarter Ended                Nine Months Ended
                                                                September 30,                     September 30,
                                                        ---------------------------       -----------------------------
                                                            1999             1998              1999              1998
                                                        ---------       -----------       -----------       -----------
Revenues                                                $ 734,460       $   744,910       $ 1,962,170       $ 2,061,143
                                                        ---------       -----------       -----------       -----------
Expenses
     Operating                                            393,198           415,106         1,130,021         1,214,101
     Marketing, selling and administrative                 92,787            94,238           271,480           275,497
     Depreciation and amortization                         50,250            51,974           145,944           146,959
                                                        ---------       -----------       -----------       -----------
                                                          536,235           561,318         1,547,445         1,636,557
                                                        ---------       -----------       -----------       -----------

Operating Income                                          198,225           183,592           414,725           424,586
                                                        ---------       -----------       -----------       -----------

Other Income (Expense)
     Interest income                                        2,573             5,528             4,628            12,449
     Interest expense, net of capitalized interest        (30,812)          (42,162)          (99,987)         (128,380)
     Other income (expense)                                   (14)            3,080            26,149            (1,310)
                                                        ---------       -----------       -----------       -----------
                                                          (28,253)          (33,554)          (69,210)         (117,241)
                                                        ---------       -----------       -----------       -----------
Net Income                                              $ 169,972       $   150,038       $   345,515       $   307,345
                                                        =========       ===========       ===========       ===========
Earnings Per Share
     Basic                                              $    0.98       $      0.87       $      1.98       $      1.78
                                                        =========       ===========       ===========       ===========
     Diluted                                            $    0.92       $      0.82       $      1.88       $      1.70
                                                        =========       ===========       ===========       ===========
Weighted average shares outstanding
     Basic                                                169,942           168,835           169,450           167,129
                                                        =========       ===========       ===========       ===========
     Diluted                                              184,254           182,485           183,637           180,821
                                                        =========       ===========       ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                               As of
                                                                   -----------------------------
                                                                   September 30,     December 31,
                                                                       1999              1998
                                                                   -----------       -----------
                                                                   (unaudited)
                                     ASSETS
Current Assets
     Cash and cash equivalents                                      $   664,786       $   172,921
     Trade and other receivables, net                                    52,339            36,532
     Inventories                                                         30,350            31,834
     Prepaid expenses                                                    45,213            45,044
                                                                    -----------       -----------
           Total current assets                                         792,688           286,331

Property and Equipment - at cost less accumulated depreciation        5,314,954         5,073,008
Goodwill - less accumulated amortization of $115,175 and
     $107,365, respectively                                             301,991           309,801
Other Assets                                                             18,225            16,936
                                                                    -----------       -----------
                                                                    $ 6,427,858       $ 5,686,076
                                                                    ===========       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Current portion of long-term debt                              $   128,077       $   127,919
     Accounts payable                                                   118,400           115,833
     Accrued liabilities                                                243,914           243,477
     Customer deposits                                                  471,288           402,926
                                                                    -----------       -----------
           Total current liabilities                                    961,679           890,155

Long-Term Debt                                                        2,263,376         2,341,163

Commitments and Contingencies

Shareholders' Equity
     Preferred stock                                                    172,500           172,500
     Common stock                                                         1,799             1,690
     Paid-in capital                                                  1,823,165         1,361,796
     Retained earnings                                                1,210,678           923,691
     Treasury stock                                                      (5,339)           (4,919)
                                                                    -----------       -----------
           Total shareholders' equity                                 3,202,803         2,454,758
                                                                    -----------       -----------
                                                                    $ 6,427,858       $ 5,686,076
                                                                    ===========       ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (unaudited, in thousands)

                                                                   Nine Months Ended
                                                                     September 30,
                                                               -------------------------
                                                                  1999            1998
                                                               ---------       ---------
Operating Activities
      Net income                                               $ 345,515       $ 307,345
      Adjustments:
          Depreciation and amortization                          145,944         146,959
          Gain on sale of vessel                                      --         (31,031)
          Write-down of vessel to fair value                          --          32,035
      Changes in operating assets and liabilities:
          Increase in trade and other receivables, net           (15,807)        (17,369)
          Decrease in inventories                                  1,484           8,459
          (Increase) decrease in prepaid expenses                   (169)         13,723
          Increase (decrease) in accounts payable, trade           2,567          (3,881)
          Increase in accrued liabilities                            437          55,839
          Increase (decrease) in customer deposits                68,362         (12,678)
          Other, net                                               3,125           2,843
                                                               ---------       ---------
      Net cash provided by operating activities                  551,458         502,244
                                                               ---------       ---------

Investing Activities
      Purchase of property and equipment                        (379,937)       (481,665)
      Proceeds from disposal of vessel                                --          94,500
      Other, net                                                  (3,803)            347
                                                               ---------       ---------
      Net cash used in investing activities                     (383,740)       (386,818)
                                                               ---------       ---------

Financing Activities
      Proceeds from issuance of long-term debt                        --         296,141
      Repayment of long-term debt                                (73,483)       (287,402)
      Proceeds from issuance of Common Stock                     450,210         165,532
      Dividends                                                  (58,528)        (49,400)
      Other, net                                                   5,948            (359)
                                                               ---------       ---------
      Net cash (used in) provided by financing activities        324,147         124,512
                                                               ---------       ---------

Net (Decrease) Increase in Cash and Cash Equivalents             491,865         239,938
Cash and Cash Equivalents at Beginning of Period                 172,921         110,793
                                                               ---------       ---------
Cash and Cash Equivalents at End of Period                     $ 664,786       $ 350,731
                                                               =========       =========
Supplemental Disclosure
  Interest paid, net of amount capitalized                     $  95,032       $ 117,058
                                                               =========       =========




   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1998.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters and nine months ended September 30, 1999 and 1998 (in thousands, except per share amounts):

                                        Third Quarter Ended September 30,         Third Quarter Ended September 30,
                                      --------------------------------------    ------------------------------------
                                                        1999                                     1998
                                      --------------------------------------    ------------------------------------
                                       Income          Shares     Per Share      Income         Shares      Per Share
                                      ---------       -------     ----------    ---------       -------     --------
Net Income                            $ 169,972                                 $ 150,038
Less: Preferred stock
     dividends                           (3,127)                                   (3,127)
                                      ---------                                 ---------
Basic EPS                             $ 166,845       169,942      $  0.98      $ 146,911       168,835      $  0.87
                                                                   =======                                   =======

Effect of Dilutive Securities:
     Stock options                                      3,663                                     3,002
     Convertible preferred stock          3,127        10,648                       3,127        10,648
                                      ---------       -------                   ---------       -------
Diluted EPS                           $ 169,972       184,254      $  0.92      $ 150,038       182,485      $  0.82
                                      =========       =======      =======      =========       =======      =======



                                          Nine Months Ended September 30,           Nine Months Ended September 30,
                                      --------------------------------------    ------------------------------------
                                                        1999                                     1998
                                      --------------------------------------    ------------------------------------
                                       Income          Shares     Per Share      Income         Shares      Per Share
                                      ---------       -------     ----------    ---------       -------     --------
Net Income                            $ 345,515                                 $ 307,345
Less: Preferred stock
     dividends                           (9,381)                                   (9,381)
                                      ---------                                 ---------
Basic EPS                             $ 336,134       169,450      $  1.98      $ 297,964       167,129      $  1.78
                                                                   =======                                   =======

Effect of Dilutive Securities:
     Stock options                                      3,539                                     3,004
     Convertible preferred stock          9,381        10,648                       9,381        10,648
                                      ---------       -------                   ---------       -------
Diluted EPS                           $ 345,515       183,637      $  1.88      $ 307,345       180,821      $  1.70
                                      =========       =======      =======      =========       =======      =======



NOTE 3 - COMMON STOCK

On September 23, 1999, the Company completed a public offering of 10,800,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,000,000 shares were sold by the Company and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $450.2 million. On October 13, 1999, the Company issued an additional 825,000 shares of common stock at a price of $46.69 in connection with the public offering. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company for the additionally issued shares were approximately $37.2 million.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. The Company currently has a total of eight ships on order. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.1 billion of which the Company has deposited $325.4 million. Additional deposits are due prior to the dates of delivery of $25.0 million in 1999, $88.1 million in 2000, and $25.0 million in 2001. In October 1999, the Company took delivery of the 3,100-passenger VOYAGER OF THE SEAS. The Company anticipates that overall capital expenditures will be approximately $1.0, $1.2, and $1.4 billion for 1999, 2000 and 2001, respectively.

LITIGATION. Since October 1994, the U.S. Government has been investigating the Company's waste disposal practices through a series of federal grand jury proceedings. In July 1999, the Company entered into a plea agreement with the U.S. Department of Justice in order to resolve those investigations on behalf of the Company. Under the plea agreement, the Company has agreed to plead guilty to twenty-one felony counts and to pay a criminal fine of $18 million to resolve all outstanding counts against the Company. The felony counts relate to the improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard, the improper disposal of other waste water, known as gray water, that was contaminated with pollutants, and the storage of hazardous waste on land for more than 90 days without a permit. The plea agreement also calls for Company probation of up to five years and a Court supervised Environmental Compliance Plan. Although the plea agreement resolves the federal criminal investigation of the Company, it does not preclude the Company from becoming subject to additional civil or State actions. The July 1999 plea agreement is in addition to a plea agreement entered into in June 1998 pursuant to which the Company pled guilty to eight felony counts and paid a criminal fine of $9 million for other similar offenses. In August 1999, the State of Alaska filed a civil lawsuit against the Company seeking monetary damages for alleged violations of Alaskan laws relating to the discharge of oil and hazardous waste. The Company is not able at this time to estimate the timing or impact of this lawsuit on the Company.

         Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity Cruise Lines Inc. ("Celebrity") misrepresented to their guests the amount of their port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its guests. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity have issued travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to guests who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption on revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

         In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

         The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

OTHER. The Company has commitments through 2014 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

               Year
               ----
               1999                                      $   1,946
               2000                                          8,720
               2001                                         10,238
               2002                                         12,050
               2003                                         12,524
               Thereafter                                  151,362
                                                         ---------
                                                         $ 196,840
                                                         =========

                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

RESULTS OF OPERATIONS

         SUMMARY. Net income for the third quarter of 1999 increased 13.3% to $170.0 million or $0.92 per share on a diluted basis compared to $150.0 million or $0.82 per share for the same period in 1998. The increase in net income was achieved through higher guest per diems, lower operating expenses and reduced debt costs.

Third quarter revenues were $734.5 million compared to $744.9 million for the same period in 1998. The decrease in total revenue resulted from a reduction in capacity associated with the sale of SONG OF AMERICA, which left the fleet in March of this year, offset by an increase in gross revenue per available lower berth ("Yield").

For the nine-month period ended September 30, 1999, net income increased 12.4% to $345.5 million or $1.88 per share on a diluted basis compared to $307.3 million or $1.70 per share in 1998. The increase in net income is the result of higher guest per diems, lower operating expenses and reduced debt costs. Included in net income are charges of $14 million and $9 million in 1999 and 1998, respectively, related to the plea agreements with the U.S. Department of Justice.

Revenues declined 4.8% to $2.0 billion for the nine-month period ended September 30, 1999 as compared to $2.1 billion in 1998. The decline in revenues for the nine-month period is due to a decline in capacity related to the sale of SONG OF AMERICA as discussed above as well as a temporary decline in capacity associated with GRANDEUR OF THE SEAS and ENCHANTMENT OF THE SEAS being out of service during the second quarter of 1999 due to unscheduled engine repairs. Additionally, MONARCH OF THE SEAS was out of service for most of the first quarter due to a grounding incident in mid-December 1998. The Company recovers lost income from ships being out of service through its loss-of-hire insurance. Included in net income for the nine months ended September 30, 1999 is approximately $26.5 million of loss-of-hire insurance, which is recorded in Other income.

As a result of the temporary decline in capacity and the inclusion of loss-of-hire insurance in Other income during the nine months ended September 30, 1999, certain operating margins are not comparative year over year.

The following table presents statements of operations data as a percentage of total revenues:


                                               THIRD QUARTER ENDED        NINE MONTHS ENDED
                                                   SEPTEMBER 30,             SEPTEMBER 30,
                                               -------------------       -------------------
                                                 1999         1998         1999         1998
                                               ------       ------       ------       ------
Revenues                                        100.0%       100.0%       100.0%       100.0%
Expenses
     Operating                                   53.5         55.7         57.6         58.9
     Marketing, selling and administrative       12.6         12.7         13.8         13.4
     Depreciation and amortization                6.8          7.0          7.4          7.1
                                               ------       ------       ------       ------
Operating Income                                 27.1         24.6         21.2         20.6

Other Income (Expense)                           (4.0)        (4.5)        (3.6)        (5.7)
                                               ------       ------       ------       ------
Net Income                                       23.1%        20.1%        17.6%        14.9%
                                               ======       ======       ======       ======


The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages.

         REVENUES. Total revenues for the third quarter of 1999 decreased 1.4% to $734.5 million compared to $744.9 million for the same period in 1998. The decrease in revenues for the third quarter was due to a 2.8% decline in capacity, partially offset by an increase in Yield of 1.4%. The decline in capacity is associated with the sale of SONG OF AMERICA, as mentioned above. The increase in Yield was due to an increase in guest per diems, partially offset by a reduction in air revenue associated with fewer guests electing to use the Company's air program. Occupancy for the quarter was slightly lower at 109.0% compared to 109.4% for the same quarter in 1998.

Revenues for the first nine months of 1999 declined 4.8% to $2.0 billion from $2.1 billion for the first nine months of 1998. The decline in revenues was due to a 4.4% decrease in capacity and a 0.4% decline in Yield. The decline in Yield was the result of a decline in occupancy levels from 106.4% in 1998 to 105.4% in 1999 as well as a reduction in air revenue and the redemption of discount cruise certificates issued to guests that were affected by the ships which were out of service during the first two quarters of 1999, partially offset by improved guest per diems.

         EXPENSES. Operating expenses decreased 5.3% to $393.2 million for the third quarter of 1999 as compared to $415.1 million for the same period in 1998. For the nine months ended September 30, 1999, operating expenses declined 6.9% to $1.1 billion as compared to $1.2 billion in 1998. The decrease for the quarter and nine months ended September 30, 1999 is due primarily to the decline in capacity and lower air costs due to a lower percentage of guests electing to use the Company's air program. Included in operating expenses are charges of $14.0 and $9.0 million in the second quarter of 1999 and 1998, respectively, related to the settlement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased from 55.7% to 53.5% and from 58.9% to 57.6% for the third quarter and first nine months of 1999, respectively.

Marketing, selling and administrative expenses decreased 1.5% to $92.8 million for the third quarter of 1999 from $94.2 million for the same period in 1998 and decreased 1.5% to $271.5 million for the first nine months of 1999 from $275.5 million for the comparable period in 1998. As a percentage of revenue, marketing, selling and administrative expenses decreased slightly to 12.6% in the third quarter of 1999 from 12.7% in the third quarter of 1998. As a percentage of revenue, marketing, selling and administrative expenses for the nine months ended September 30, 1999 increased to 13.8% from 13.4% for the same period in 1998. The increase for the nine-month period is due to the decline in the revenue base.

Depreciation and amortization remained relatively consistent at $50.3 million and $145.9 million compared to $52.0 million and $147.0 million for the quarter and nine months ended September 30, 1999 and 1998, respectively.

         OTHER INCOME (EXPENSE). Gross interest expense (excluding capitalized interest) decreased to $40.4 million in the third quarter of 1999 as compared to $45.8 million in 1998, and decreased to $123.0 million for the nine months ended September 30, 1999 as compared to $138.9 million for the same period in 1998. The decline for the quarter and nine months ended September 30, 1999 is due primarily to a decrease in the average debt level due to prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $6.0 million and $12.5 million for the quarter and nine months ended September 30, 1999, respectively, due to an increase in expenditures related to the ships under construction.

Included in Other income (expense) for the nine months ended September 30, 1999 is $26.5 million of loss-of-hire insurance resulting from ships being out of service. Other income (expense) in 1998 includes a gain of $31.0 million from the sale of SONG OF AMERICA as well as a $32.0 million charge related to the write-down to fair market value of VIKING SERENADE.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $551.5 million for the first nine months of 1999 as compared to $502.2 million for the first nine months of 1998. The increase was due to higher net income as well as timing differences in cash payments and receipts relating to operating assets and liabilities.

In September 1999, the Company issued 10,000,000 shares of common stock. The net proceeds to the Company were approximately $450.2 million. (see Note 3 - Common Stock).

During the first nine months of 1999, the Company paid quarterly cash dividends on its common stock of $49.1 million as well as quarterly cash dividends on its preferred stock, totaling $9.4 million.

The Company made principal payments totaling $73.5 million during the first nine months of 1999 under various term loans and capital lease agreements.

The Company's capital expenditures decreased to $379.9 million for the first nine months of 1999 as compared to $481.7 million for the first nine months of 1998. Capital expenditures included $304.3 million and $132.4 million in payments for ships under construction during the first nine months of 1999 and 1998, respectively. Included in capital expenditures in 1998 is $304.3 million in payments for VISION OF THE SEAS, which entered service in the second quarter of 1998. Also included in capital expenditures are shoreside capital expenditures and costs for vessel improvements to maintain consistent fleet standards.

         FUTURE COMMITMENTS. The Company currently has eight ships on order for an additional capacity of 18,400 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.1 billion of which the Company has deposited $325.4 million. Additional deposits are due prior to the dates of delivery of $25.0 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. In October 1999, the Company took delivery of the 3,100-passenger VOYAGER OF THE SEAS. The Company anticipates that overall capital expenditures will be approximately $1.0, $1.2 and $1.4 billion for 1999, 2000 and 2001, respectively.

         As a normal part of the Company's business, depending on market conditions, pricing and the Company's overall growth strategy, the Company continuously considers opportunities to enter into contracts for the building of additional ships. The Company may also consider the sale of ships which are older in age and design. The Company also continuously considers potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities, or from cash flows from operations.

         The Company had $2.4 billion of long-term debt as of September 30, 1999, of which $128.1 million is due during the twelve month period ending September 30, 2000.

         FUNDING SOURCES. As of September 30, 1999, the Company's liquidity was approximately $1.7 billion consisting of $664.8 million in cash and cash equivalents and $1.0 billion available on the $1.0 billion revolving credit facility (the "$1 Billion Revolving Credit Facility"). The capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the $1 Billion Revolving Credit Facility, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to the ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

The Company's cash management practice is to utilize excess cash to reduce outstanding balances under the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

IMPACT OF YEAR 2000

The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations.




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

STATE OF READINESS. The Company continuously upgrades its computer systems. In 1992, the Company implemented a new computer reservation and passenger services system which was designed to be Year 2000 compliant. Since then, the Company has sought to fix Year 2000 issues as an indirect part of its efforts to upgrade many of its internally developed computer systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliant costs.

In 1997, the Company engaged a third-party consultant to assess the status of the Company relative to the Year 2000 issue. The assessment was completed in early 1998. The Company then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on its operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments throughout the Company are assisting the program management office by addressing Year 2000 issues applicable to their departments.

The Company has identified three major categories of Year 2000 risk:

(1) internally developed software systems -- these include the Company's reservation, accounting, remote reservation booking and revenue management systems;

(2) third-party supplied software systems and equipment with embedded chip technology -- these include the Company's computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems); and

(3) external vendors and suppliers -- these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on-board provisions), travel agents, on-board concessionaires and other third parties whose system failures potentially could have a significant impact on the Company's operations.

The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items,
(4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

The Company has completed its inventory and assessment of its key internally developed software systems and equipment and has repaired those internally developed software systems that were determined non-compliant. The Company has completed its testing and certification of these systems and believes that its key internally developed software systems are Year 2000 compliant. The Company retained a third-party consultant which has performed an independent study and evaluation of its certification and testing procedures.

Through the use of questionnaires and other communications with third party suppliers of software systems and equipment and external vendors, the Company has (i) completed its assessment of material software and equipment supplied by third parties and (ii) identified those external vendors whose system failures could potentially have a significant impact on the Company's operations. The Company has requested that all identified non-compliant systems and equipment be remediated and certified. To date, substantially all third-party suppliers of key





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software and equipment and key external vendors have certified that their systems and/or equipment are Year 2000 compliant. The Company has developed contingency plans which it will implement in the event that the systems or equipment of any third-party supplier or external vendor proves to be non-compliant.

The Company has substantially completed its contingency plans for each of its critical business units and its cruise vessels which identify and determine how to handle its most reasonably likely worst case scenarios in the event of system failures. These plans assess the impact of system failures on business operations and provide for backup and/or alternate procedures to be followed if a failure should occur. The plans (i) provide for the establishment of a command center at the Company's facilities during the Year 2000 rollover to monitor fleet and shore-side operations, (ii) provide for the assignment of key internal staff to be on-site at the Company's facilities during the Year 2000 rollover, and (iii) identify individuals from key external suppliers who can be contacted if necessary in the event of system failures. These plans also provide for the stockpiling of essential and critical supplies and the identification of alternative supply sources should there be a disruption of the normal supply chain operations. The Company will continue to refine these plans, as needed, throughout the remainder of the year.

RISKS. Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on the results of its operations, liquidity or financial condition. However, this assessment is dependent on the ability of third-party suppliers and others whose system failures potentially could have a significant impact on the Company's operations to be Year 2000 compliant. For instance, the operations of the Company could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although the Company cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce the Company's level of uncertainty and the adverse effect that any such failures may have.

COSTS. The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to the Company's financial position.

The Company estimates that it will incur approximately $4.5 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of non-compliant systems. The Company has incurred approximately $3.4 million in expenses since January 1, 1998, and spent an additional $3.8 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

The information contained in this "Impact of Year 2000" section is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act.





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


                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-89015) filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ROYAL CARIBBEAN CRUISES LTD.
                                                      (Registrant)



Date: November 16, 1999                       By /s/ Richard J. Glasier
                                                 ----------------------------
                                                 Richard J. Glasier
                                                 Executive Vice President and
                                                 Chief Financial Officer




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